



Investor Presentation – March 2025


smartsand®
Mine to Wellsite Solutions®

Disclaimer

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of the federal securities laws. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Our forward-looking statements include statements about our business strategy, our industry, our future profitability, our expected capital expenditures and the impact of such expenditures on our performance, the costs of being a publicly traded corporation and our capital programs.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include, but are not limited to (i) large or multiple customer defaults, including defaults resulting from actual or potential insolvencies, (ii) the level of production of crude oil, natural gas and other hydrocarbons and the resultant market prices of crude oil, natural gas, natural gas liquids and other hydrocarbons, (iii) changes in general economic and geopolitical conditions; (iv) competitive conditions in our industry (including the adoption of regional sand), (v) changes in the long-term supply of and demand for oil and natural gas, (vi) actions taken by our customers, competitors and third-party operators, (vii) changes in the availability and cost of capital, (viii) our ability to successfully implement our business plan, (ix) our ability to complete growth projects on time and on budget, (x) the price and availability of debt and equity financing (including changes in interest rates), (xi) changes in our tax status, (xii) technological changes, (xiii) operating hazards, natural disasters, pandemics, weather-related delays, casualty losses and other matters beyond our control, (xiv) the effects of existing and future laws and governmental regulations (or the interpretation thereof), (xv) our ability to collect our accounts receivable, (xvi) the effects of litigation, and such other factors discussed or referenced in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Form 10-K for the year ended December 31, 2024, as well as subsequent reports on Form 10-Q, all of which have been filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) and are available at www.sec.gov.

You should not place undue reliance on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs at the time they are made, forward-looking statements involve known and unknown risks, uncertainties and other factors, including the factors described in the preceding paragraph, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. You should also carefully consider the statements under the heading “Disclaimer Regarding Forward-looking Statements and Risk Factor Summary” in the Annual Report on Form 10-K for the year ended December 31, 2024. Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law.

In this presentation, assumptions were made with respect to industry performance, general business and economic conditions and other matters. Any estimates contained in these analyses, whether expressed or implied, are based on estimates and are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth herein. The Company reserves the right to change any or all of the estimates included herein whether as a result of any changes in the above referenced information, market factors or otherwise.

Industry and Market Data

This presentation has been prepared by the Company and includes market data and other statistical information from third-party sources, including independent industry publications, or other published independent sources. Although the Company believes these third-party sources are reliable as of their respective dates, the Company has not independently verified the accuracy or completeness of this information.


smartsand®
Mine to Wellsite Solutions®

Disclaimer (cont'd)

Reserves

This presentation includes frac sand reserve and resource estimates based on engineering, economic and geological data assembled, analyzed and periodically reviewed by the Company and its outside consultants. However, frac sand reserve estimates are by nature imprecise and depend to some extent on statistical inferences drawn from available data, which may prove unreliable. There are numerous uncertainties inherent in estimating quantities and qualities of frac sand reserves and non-reserve frac sand deposits and costs to mine recoverable reserves, many of which are beyond our control and any of which could cause actual results to differ materially from our expectations. These uncertainties include: geological and mining conditions that may not be fully identified by available data or that may differ from experience; assumptions regarding the effectiveness of our mining, quality control and training programs; assumptions concerning future prices of frac sand, operating costs, mining technology improvements, development costs and reclamation costs; and assumptions concerning future effects of regulation, including the issuance of required permits and taxes by governmental agencies.

Non-GAAP Information

This presentation also contains information about the Company's contribution margin, EBITDA, adjusted EBITDA, and free cash flow which are not measures derived in accordance with U.S. generally accepted accounting principles ("GAAP") and which exclude components that are important to understanding the Company's financial performance.

We use contribution margin, which we define as total revenues less costs of goods sold excluding depreciation, depletion and accretion of asset retirement obligations, to measure our financial and operating performance. Contribution margin excludes other operating expenses and income, including costs not directly associated with the operations of our business such as accounting, human resources, information technology, legal, sales and other administrative activities. Gross profit is the GAAP measure most directly comparable to contribution margin. We believe contribution margin is a meaningful measure because it provides an operating and financial measure of our ability to generate margin in excess of our operating cost base.

We define EBITDA as our net income, plus (i) depreciation, depletion, and amortization expense; (ii) income tax expense (benefit) and other results of operations based taxes; (iii) interest expense and (iv) franchise taxes. We define adjusted EBITDA as EBITDA, plus (i) gain or loss on sale of fixed assets or discontinued operations, (ii) integration and transition costs associated with specified transactions, (iii) equity compensation, (iv) acquisition and development costs, (v) non-recurring cash charges related to restructuring, retention and other similar actions, (vi) earn-out, contingent consideration obligations and other acquisition and development costs, (vii) non-cash charges and unusual or non-recurring charges. We believe that our presentation of EBITDA and adjusted EBITDA will provide useful information to investors in assessing our financial condition and results of operations. Net income is the GAAP measure most directly comparable to EBITDA and adjusted EBITDA. EBITDA and adjusted EBITDA should not be considered alternatives to net income presented in accordance with GAAP.

Free cash flow, which we define as net cash provided by operating activities less purchases of property, plant and equipment, is used as a supplemental financial measure by our management and by external users of our financial statements, such as investors and commercial banks, to measure the liquidity of our business.

You should not consider contribution margin, EBITDA, adjusted EBITDA, or free cash flow in isolation or as substitutes for an analysis of our results as reported under GAAP. Because contribution margin, EBITDA, adjusted EBITDA, and free cash flow may be defined differently by other companies in our industry, our definitions on these non-GAAP financials measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

smartsand®
Mine to Wellsite Solutions®

Company Highlights

- **The Right Operating Model**
  - High quality Northern White Sand mining and processing facilities located on Class 1 rail lines
    - Oakdale, WI: 243 million tons of reserves, 5.5 million tons of annual processing capacity, unit train capable access to CP and UP rail lines
    - Ottawa, IL: 127 million tons of reserves, 1.6 million tons of annual processing capacity, unit train capable access to BNSF rail line
    - Blair, WI: 114 million tons of reserves, 2.9 million tons of annual processing capacity, unit train capable access to CN rail line
  - Low operating cost structure
    - Mining, processing, and shipping primarily done in close proximity to ensure efficient and low-cost operations
    - Large single mine sites on rail dominate other bulk commodity business models
  - Sustainable long-term supply and logistics advantage
    - Combination of large, high quality reserve base, low-cost operations, and ability to ship large quantities of sand efficiently and sustainably to all operating basins
    - Company controlled terminals at Van Hook, ND; Waynesburg, PA; El Reno, OK; Minerva, OH; and Dennison, OH, coupled with network of third-party terminal partners
    - SmartSystems™ wellsite storage solutions
  - Ability to leverage existing assets to support diversification into Industrial Products Solutions
    - Existing reserve base and processing locations well positioned to support sales into the Industrial Products market
- **The Right Sand**
  - On a combined basis, the majority of the reserves at our operating mines are fine mesh (40/70 and 100 Mesh)
    - Fine mesh frac sand represents over 80% of the current demand for frac sand
  - Quality Matters
    - Northern White Sand vs in-basin Sand is a higher quality product that we believe can lead to better long-term well results for oil and gas producers
- **The Right Capital Structure/Focus on Long Term Shareholder Value**
  - Prudent capital structure with lowest leverage levels in the proppant industry
  - High insider ownership that aligns management with investors (~18% owned by CEO, ~33% owned by insiders)
  - Repurchased 11.3% of common shares outstanding in February 2023 from an affiliate of Clearlake Capital Group
  - Paid a $0.10/common share dividend in October 2024


smartsand®
Mine to Wellsite Solutions®



Company Overview

Smart Sand is a Fully Integrated Provider of Mine to Wellsite Solutions

Smart Sand's Business Offerings

Premium Northern White Reserve	*Gigantic Rail Capacity*	*Terminal & Forward Staging Management*	*Last Mile Logistics*	*Wellsite Storage Solutions*
				

Premium Northern White Reserve
- Large Finer Mesh Northern White Reserve
- Consistent high-quality proppant
- Up to approximately 10 million tons annual production capability

Gigantic Rail Capacity
- Class 1 rail (CP, UP, BNSF, CN)
- Unit train capable logistics facilities at all mine locations

Terminal & Forward Staging Management
- Planning ahead reduces risks
- Redundancy in the supply chain
- Avoid trucking congestion

Last Mile Logistics
- Safe and reliable
- Helps eliminate demurrage
- Smaller fleet and more turns per day

Wellsite Storage Solutions
- Wellsite storage
- Direct to the blender delivery
- Realtime inventory control


smartsand®
Mine to Wellsite Solutions®

Summary Financials

- Quarterly Sales Volumes


(thousands of tons)
1,016
1,336
1,274
1,189
1,464
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24

- Quarterly Revenue


($ in millions)
$61.9
$83.1
$73.8
$63.2
$91.4
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24

- Contribution Margin/Ton


$9.07
$13.85
$15.53
$11.09
$13.80
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24

- Quarterly Adjusted EBITDA


($ in millions)
$0.7
$9.3
$11.9
$5.7
$11.9
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24

smartsand®
Mine to Wellsite Solutions®



Market Overview

Industry Trends Continue to Support Increasing Levels of Frac Sand Demand


Demand Proppant Demand Ratios (US)
Proppant (lbs) / Foot of Lateral
1,850
1,800
1,750
1,700
1,650
1,600
1,550
1,500
Q1 20
Q2 20
Q3 20
Q4 20
Q1 21
Q2 21
Q3 21
Q4 21
Q1 22
Q2 22
Q3 22
Q4 22
Q1 23
Q2 23
Q3 23
Q4 23
Q1 24
Q2 24
Q3 24
Q4 24
Q1 25
Q2 25
Q3 25
Q4 25
Proppant (Mil lbs) / Well
25
20
15
10
5
0

Source: Spears & Associates Q4 2024 Proppant Report

While active Frac Spreads are projected to be relatively stable, frac sand per spread continues to increase

Active Frac Spreads by Quarter



ACTIVE SPREADS
296
95
128
178
204
224
238
242
262
279
297
301
304
289
276
258
257
255
254
243
248
245
250
247
Q1 20
Q3 20
Q1 21
Q3 21
Q1 22
Q3 22
Q1 23
Q3 23
Q1 24
Q3 24
Q1 25
Q3 25

Frac Sand per Frac Spread per Quarter



MILLIONS OF POUNDS OF SAND PER SPREAD
300
250
200
150
100
50
0
Q1 16
Q2 16
Q3 16
Q4 16
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18
Q2 18
Q3 18
Q4 18
Q1 19
Q2 19
Q3 19
Q4 19
Q1 20
Q2 20
Q3 20
Q4 20
Q1 21
Q2 21
Q3 21
Q4 21
Q1 22
Q2 22
Q3 22
Q4 22
Q1 23
Q2 23
Q3 23
Q4 23
Q1 24
Q2 24
Q3 24
Q4 24



Source: Spears & Associates Q4 2024 Proppant Report

smartsand®
Mine to Wellsite Solutions®

Smart Sand now has Second Largest Annual Capacity of Northern White Sand Providers in North America

Northern White Proppant Market Share by Provider(1)

(Total capacity in mmtpy)

Provider	Northern White Sand
COVIA	17.5
smartsand (2)	10.0
HCR	5.6
Source Energy Services	4.7
Mammoth	3.7
US Silica	3.6
slb	3.5
eog resources	2.6
BMC	2.0
AF Gelhar Co	1.4
Manley Brothers	1.3
Select Sands	1.0

1) Source: Rystad Energy as of February 2023
2) Includes capacity from the inclusion of Blair

PIPER SANDLER |


smartsand®
Mine to Wellsite Solutions®



Mining and Production

Mining and Production Highlights

- Efficient operations at three facilities bringing total plant annual capacity to approximately 10 million tons
- Direct access to four Class 1 rail lines with quality connections to the NS and CSX allows Smart Sand to compete in all North American operating basins
  - CP – Oakdale
  - UP – Oakdale
  - BN – Ottawa
  - CN – Blair
- Reserve mix on a combined basis is majority fine mesh sand which lines up well with market demand
- The combination of three facilities increases our ability to manage product mix and customer demand
  - Provides the opportunity to match up better with overall product mix demand in the market
  - Expands opportunities with our customer base by being able to serve their demand in multiple basins
  - Rail access over multiple Class 1 rail lines creates opportunity to provide most cost-effective logistics services


smartsand®
Mine to Wellsite Solutions®

Cost-Effective, Differentiated Process

On-site Mining / Excavation



Hydro Mining direct feed to Wet Plant



Wet Plant Cleans and Sorts Product



Dry Plant Dries and Sorts Product



Unit Trains Deliver Dry Sand to Basins



- Low-Cost Structure Due to Several Key Attributes:
  - Low royalty rates
  - Higher mining yields due to balance of coarse and fine mineral reserve deposits
  - Minimal trucking required; reserves, processing plants, and rail facilities are centralized
- Evaluating Other Initiatives to Reduce Mining and Operating Costs


smartsand®
Mine to Wellsite Solutions®

Oakdale Facility: High Quality Northern White Raw Frac Sand in an Efficient Configuration

Coulee C Mine
Phase 2 Mine
20/140 Winter Storage Pile
Wet Plant 3
Mine Phase 1.5
20/140 Winter Storage Pile
Phase 1 Mine
Process Water Pond
Wet Plant 1
Dry Plant 3
Loadout 3
Settling Pond
Dry Plants 2 1
New Office
Mine Access Road
Main Office
Loadout 2
Loadout 1
Rail Loop
Loadout 4
West Processing Facility (Wet Plant 2/ Dry 4-5)
Bluff Phase Mine
North
Miles
0 0.12
Date Modified: 8/16/2018


smartsand®
Mine to Wellsite Solutions®

Oakdale Facility: High Quality Logistics Capabilities and Rail Access provides access to all North American Sand Markets





smartsand®
Mine to Wellsite Solutions®

Ottawa Facility: Efficient Operations with Enclosed Wet Plant to Allow Year-Round Mining Operations






smartsand®
Mine to Wellsite Solutions®

Blair Facility: Efficient Operation that provides Opportunity to Expand into the Canadian Market while increasing our access to the Northeast United States Markets.






smartsand®
Mine to Wellsite Solutions®


AOKX
499348
AOKX
499347

Logistics and Wellsite Solutions

Expansive Logistics Capabilities

- Key Logistical Advantages

  - **Dual Served Class 1 Rail Access at Oakdale** – onsite service on Canadian Pacific rail line coupled with nearby terminal on Union Pacific rail line allows access to multiple oil and gas plays, avoids interchange fees on local short-hauls and allows opportunity to reduce freight costs through competition
  - **Ottawa and Blair Add Additional Class 1 Rail Access** – Ottawa is connected to BNSF which allows direct access to CO/WY and TX/OK markets while Blair is connected to the CN which provides access to the Canadian markets and additional connections into the Eastern U.S. Operating basins
  - **Unit Train Capability** – Reduces customer product delivery time and costs (see below)
  - **In-Basin Terminals** – Van Hook terminal in North Dakota provides competitive advantage for delivery of frac sand into the Bakken. Our Waynesburg terminal in Southwest Pennsylvania services the Marcellus market. Our terminals in Dennison and Minerva, Ohio service the Utica market
  - **Wellsite Storage Solutions** – Portable wellsite storage solutions provide customers with a proppant management system designed to help control demurrage, drive down costs and improve safety

- Highly Competitive Delivery Capabilities


smartsand®
Van Hook, ND
New Auburn, WI
Hixton, WI
Blair, WI
Oakdale /Byron, WI
Ottawa / Peru, IL
Corporate Headquarters Yardley, PA
Minerva, OH
Dennison, OH
Waynesburg, PA
El Reno, OK
Key
= Mine sites
= Rail terminal/transload sites
= Offices
= Manufacturing Facility
= Non-operating sites
= Class I Rail lines

- Manifest Route vs. Unit Train Route Benefits

  - Manifest Route


Certain other Competitors
Stop 1
Stop 2
Stop 3
Basin
Generally 14+ days
Increased landed cost and time

  - Unit Train Route


smartsand
Basin
Generally <5 days
Better utilization of railcars, predictable

- Unit Trains Require Approximately One-third of the Time of Manifest Trains and Significantly Improve Reliability


smartsand®
Mine to Wellsite Solutions®

Van Hook Terminal

- Location: Van Hook, ND
- Commenced operations in April 2018
- Customers recognize the value of Van Hook’s strategic location and efficient logistics solutions
- Approximately three million tons annual transload capacity

Van Hook Terminal



Smart Sand Inc. - Van Hook Terminal
38th St NW



smartsand
Mine to Wellsite Solutions



smartsand®
Mine to Wellsite Solutions®

Waynesburg Terminal

- Location: Waynesburg, PA
- Commenced operations in January 2022
- The unit train capable terminal has more than four miles of track, is located on Norfolk Southern's Class 1 rail line, services the southwestern portion of the Marcellus basin
- This terminal has transloading capacity of more than one million tons per year and has the ability to transload multiple products

Waynesburg Terminal





smartsand®
Mine to Wellsite Solutions®

Ohio Terminals

- Locations: Minerva, OH & Dennison, OH
- We acquired the rights to operate these two terminals in the growing oil-based Utica shale in December 2023. These new locations provide us with the opportunity to expand sand and logistics services to new and existing customers in the Marcellus and Utica basins with an additional 3 million tons annual throughput capacity.
- We have been delivering sand through these terminals since August 2024
- These terminals allow us to offer more efficient and sustainable delivery options to our customers.




smartsand®
Mine to Wellsite Solutions®

SmartSystem™ Wellsite Storage Solutions Features

- Transported using specialized trailer for unassisted setup in five minutes.
- Tri-axle trailer design with reinforced steel frame.
- Direct to blender delivery, controls dust, stops and starts proppant flow.
- Passive & Active onboard positive dust collection.
- Five chute positions offering unparalleled site layout options.
- Up to five SmartDepot™ silos providing ~1,000 tons of on-demand capacity directly to the blender hopper.
- Service platforms for safe access to service areas.
- Hydraulic stabilizers to maintain stability.


smartsand®
Mine to Wellsite Solutions
SmartSand.com

Focus on Safety and Environmental Stewardship → Providing Logistics and Last Mile Advantages → A Proven & Tested Product


smartsand®
Mine to Wellsite Solutions®

Our SmartSystem™ Storage vs. the Competition

Competitive Options







Silos:

- *Belts Required, No Direct To Blender Offload*
- *Dust Can Be a Concern*
- *Large Footprint*
- *Not Fully Integrated*



Box Design:

- *Limited Tonnage Per Truck Resulting In Poor Optimization*
- *Moving Equipment Causing Safety Concerns*
- *Forklifts and Safe Spaces Required*
- *Extremely Large Footprint*



Hybrid:

- *Completion Conveyor Design With Inefficient Delivery System To The Blender*
- *Dust Can Be a Concern*
- *Large Footprint*
- *Not Fully Integrated*

SmartSystems™ Storage Equipment



Smart Sand:

- *Multiple Size Options With Custom Configurations*
- *Engineered and Designed Specifically For Sand Storage on the Well Site*
- *Smallest Footprint in the Industry*
- *Fast Mobilization and Demobilization Times*
- *Direct to Blender Offload*
- *Dust Control*
- *Single & Dual Blender Designs*


smartsand
Mine to Wellsite Solutions





Industrial Products Solutions

Industrial Product Solutions (IPS)

- Currently raising awareness and building our IPS brand in the marketplace
  - Established trade show booth and presence at industry trade shows
- Broadening our IPS service capabilities with sand cooling and custom blending as well as adding finer grade products
- IPS continues to build positions in several key industrial markets including foundry, glass, engineered stone, building products, sports turf, grouts, sealants, roofing, play sand, flooring, and filtration
- Smart Sand's quality, color, and service reliability have become competitive advantages
- Customer base continues to expand
- Expect increased orders to build during 2025, with multiple-year contracts in glass and foundry in progress.
- IPS is adding value by bringing diversified markets with consistent volume that complements frac sand demand in many cases.

smartsand®
Industrial Product Solutions™

Summary: Smart Sand Long Term Value Drivers

- **Sustainable Operating Model**
  - Large, high quality reserve base
  - Low-cost operations
  - Unit Train capable connections to four Class 1 rail lines
  - Efficient and sustainable logistics capabilities with access to all operating basins
  - Last mile service offering that provides the ability to handle high volumes of sand at the wellhead with less trucking requirements to help customers reduce their carbon footprint from wellsite operations
  - Ability to leverage existing asset base to diversify into Industrial Product Solutions

- **Prudent Capital Structure**
  - Low leverage levels provide Company with the ability to manage through all operating cycles
  - Well positioned to participate in consolidation opportunities should they present themselves
  - Provides capability to opportunistically pursue selective Industrial Product Solutions product additions

- **Management Committed to Long Term Shareholder Value**
  - High insider ownership that aligns management with investors (~18% owned by CEO, ~33% owned by insiders) to focus on long-term value creation
  - Share buyback of 11.3% of common shares outstanding in 2023
  - Dividend of $0.10/common share in 2024
  - Improving financial and operating performance


smartsand®
Mine to Wellsite Solutions®



Appendix

The Value of Northern White Sand

- Rystad Energy has performed a study, commissioned by Wisconsin Industrial Sand Association (WISA), which has linked proppant type to decreased production and profitability
  - The study was initially done in 2019 and has been updated in 2020 and 2022 to allow a data set of well performance from a longer period
  - Rystad utilizes break-even analysis of well performance where the lower price of in-basin Sand is matched by its lower profitability compared to the cost of Northern White Sand relative to its profitability
  - While in-basin Sand has been cheaper to deliver to the wellsite than Northern White Sand, in most instances, the loss in cash flow from lower production as a result of using the inferior product exceeds the cost savings
  - In 85% of the cases analyzed, the short-term cash benefits of completing wells with in-basin Sand were negated within the first year or two, with the productivity divergence growing greater every year
- The study examined nearly 900 wells across seven operators in the Permian basin
  - Study has been updated to examine well productivity over two years of production data
- Six of seven operators analyzed have seen a negative economic impact using in-basin Sand as compared to wells completed with Northern White Sand
- The impact has been seen in both the Midland and Delaware basins from using lower cost and lower quality in-basin Sand rather than Northern White Sand on cash flows over a range of oil prices


smartsand®
Mine to Wellsite Solutions®

The Value of Northern White Sand (continued)

Case studies generally align with the 2020 review for one-year trends, but the impact is more significant in two-year trends as 6/7 cases decline beyond allowable degradation

Basin	Case	Well Count	IP 360	IP 720	Impact Assessment
Midland	Operator A	179			Light impact
	Operator B	147			Significant impact
	Operator C	75			Significant impact
	Operator D	49			Light impact
Delaware	Operator A	142			Significant impact
	Operator B	62			Significant impact
	Operator C	122			No Impact

NWS | In-Basin | Observed Change | Allowable Degradation

Note: Allowable degradation assumes an oil price of $90/bbl and $7/MMBtu for gas
Source: Rystad Energy research and analysis


smartsand®
Mine to Wellsite Solutions®

The Value of Northern White Sand (continued)

Midland Operator B: Upfront cost savings from in-basin sand wiped out in all cases after one year

Cumulative free cash flow (CFCF) differences by commodity price scanario

USD

$2,500,000

$2,000,000

$1,500,000

$1,000,000

$500,000

$0

-$500,000

Low Base High

Upfront cost savings 12 months 24 months 36* months

- Operator saved ~$316,000 upfront in switching from NWS to in-basin sand.
- Operator lost ~$551,000, ~$820,000 and ~$1 million under low, base and high cases, respectively, by the end of year 1 in using in-basin sand.
- Operator lost ~$1 million, ~$1.4 million and ~$1.8 million under low, base and high cases, respectively, by the end of year 2 with in-basin sand.

*Estimated as not all wells in the set have 36 months production history Low = $70/bbl and $5/MMBtu -- Base = $90/bbl and $7/MMBtu – High = $110/bbl and $9/MMBtu
Source: Rystad Energy research and analysis


smartsand®
Mine to Wellsite Solutions®

Committed to Highest Corporate Standards


Legal & Regulatory
Environmental
Safety

- Management maintains close dialogue with customers regarding the oil and gas industry's rigorous regulatory environment
- ISO registered Quality System and Environmental Management System in place

- Minimal environmental and community impact: on-site rail, careful mine design, moderated trucking and extensive use of conveyors
- A member of the Wisconsin Industrial Sand Association (WISA), a selective industry group promoting high standards for safety, sustainability and environmental performance
- Participant in Wisconsin's Green Tier program, demonstrating voluntary commitment to high environmental performance through projects that improve the environment and promote good community relations

- Our first priority is a safe work environment. Dedicated safety staff, continual training and daily inspections are part of our MSHA approved safety plan


WISA
WISCONSIN INDUSTRIAL SAND ASSOCIATION


ISO 9001
CERTIFIED


ISO 14001


GREEN TIER


Green Masters Program

Smart Sand is committed to providing a safe working environment and upholding the highest levels of environmental stewardship



Contribution Margin Reconciliation

($ in thousands, except per ton amounts)	Quarter ended 12/31/2023	Quarter ended 3/31/2024	Quarter ended 6/30/2024	Quarter ended 9/30/2024	Quarter ended 12/31/2024
Revenue	$ 61,947	$ 83,052	$ 73,800	$ 63,158	$ 91,363
Cost of goods sold	59,116	71,241	60,727	56,671	77,911
Gross profit	2,831	11,811	13,073	6,487	13,452
Depreciation, depletion, and accretion of asset retirment obligations	6,381	6,697	6,715	6,700	6,750
Contribution margin	**$ 9,212**	**$ 18,508**	**$ 19,788**	**$ 13,187**	**$ 20,202**
Contribution margin per ton	**$ 9.07**	**$ 13.85**	**$ 15.53**	**$ 11.09**	**$ 13.80**


smartsand®
Mine to Wellsite Solutions®

EBITDA and Adjusted EBITDA Reconciliation

($ in thousands)	Quarter ended				
	12/31/2023	3/31/2024	6/30/2024	9/30/2024	12/31/2024
Net income (loss)	$ (4,786)	$ (216)	$ (430)	$ (98)	$ 3,736
Depreciation, depletion, accretion and amortization	7,078	7,200	7,214	7,161	7,161
Income tax expense (benefit)	(3,332)	607	2,330	(5,136)	(541)
Interest expense	329	496	408	383	552
EBITDA	**(711)**	**8,087**	**9,522**	**2,310**	**10,908**
(Gain) loss on sale/disposal of fixed assets	(19)	3	3	1,063	(7)
Equity compensation	1,003	582	728	765	783
Acquisition and development costs	204	308	-	8	9
Bank and legal costs related to financing not closed	-	-	-	1,294	-
Loss on extinguisment of debt	-	-	1,310	31	-
Cash charges related to restructuring and retention	14	107	41	-	1
Accretion of asset retirement obligations	234	249	249	249	249
Adjusted EBITDA	**$ 725**	**$ 9,336**	**$ 11,853**	**$ 5,720**	**$ 11,943**


smartsand®
Mine to Wellsite Solutions®

Free Cash Flow Reconciliation

($ in thousands)	Quarter ended				
	12/31/2023	3/31/2024	6/30/2024	9/30/2024	12/31/2024
Net cash (used in) provided by operating activities	$ (2,659)	$ (3,863)	$ 14,882	$ 5,810	$ 1,035
Purchases of property, plant and equipment	(6,905)	(1,646)	(1,354)	(2,135)	(1,875)
Free Cash Flow	**$ (9,564)**	**$ (5,509)**	**$ 13,528**	**$ 3,675**	**$ (840)**




smartsand®
Mine to Wellsite Solutions®